[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Periods Ended December 31, 2011 and February 28, 2011

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission File Number  1 - 12777

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

 AZZ incorporated Employee Benefit Plan & Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AZZ incorporated
One Museum Place
3100 West 7th Street, Suite 500
Fort Worth, Texas 76107

REQUIRED INFORMATION

The AZZ incorporated Employee Benefit Plan & Trust is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the AZZ incorporated Employee Benefit Plan & Trust prepared in accordance with the financial reporting requirements of ERISA.

AZZ incorporated
Employee Benefit Plan and Trust
and Supplemental Schedule

Financial Statements
Periods Ended December 31, 2011 and February 28, 2011
with Report of Independent
Registered Public Accounting Firm

AZZ incorporated Employee Benefit Plan and Trust

Financial Statements and Supplemental Schedule

Periods Ended December 31, 2011 and February 28, 2011

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-11
Supplemental Schedule:
Form 5500, Schedule H, line 4i – Schedule of Assets (Held at End of Year)	12

NOTE:
All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
AZZ Incorporated Employee Benefit Plan and Trust
Fort Worth, Texas

We have audited the accompanying statements of net assets available for benefits of the AZZ Incorporated Employee Benefit Plan and Trust (the Plan) as of December 31, 2011 and February 28, 2011, and the related statements of changes in net assets available for benefits for the periods then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AZZ Incorporated Employee Benefit Plan and Trust as of December 31, 2011 and February 28, 2011, and the changes in its net assets available for benefits for the periods then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
June 26, 2012

AZZ incorporated Employee Benefit Plan and Trust

Statements of Net Assets Available for Benefits

	December 31,	February 28,
	2011	2011
Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual funds	$46,385,745	$48,279,377
AZZ incorporated common stock	696,466	676,519
Money market fund	6,832,247	6,328,758
Total investments	53,914,458	55,284,654

Receivables:
Employer contributions	79,872	4,775,385
Participant contributions	152,977	117,701
Notes receivable from participants	2,713,788	2,521,088
Other	65,166	43,861
Total receivables	3,011,803	7,458,035

Total assets	56,926,261	62,742,689

Liabilities	-	-

Net Assets Available for Benefits	$56,926,261	$62,742,689

See accompanying notes to financial statements.

AZZ incorporated Employee Benefit Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Ten Month	Fiscal Year
	Period Ended	Ended
	December 31,	February 28,
	2011	2011
Additions to Net Assets
Investment income:
Interest and dividend income	$1,214,800	$1,125,911
Net realized and unrealized gain (loss)	(4,185,778)	5,388,194
Other losses	(177)	-
Total investment income (loss)	(2,971,155)	6,514,105

Contributions received or receivable:
Employer	1,506,563	6,026,198
Participants	3,022,783	2,750,104
Others (including rollovers)	80,572	339,271
Transfer into Plan	-	9,678,269
Total contributions	4,609,918	18,793,842

Total additions	1,638,763	25,307,947

Deductions from Net Assets
Benefits paid to participants	7,417,194	5,977,544
Other fees/expenses	37,997	32,685
	7,455,191	6,010,229

Net increase (decrease) in net assets available for benefits	(5,816,428)	19,297,718

Net assets available for benefits at beginning of period	62,742,689	43,444,971

Net assets available for benefits at end of period	$56,926,261	$62,742,689

See accompanying notes to financial statements.

AZZ incorporated Employee Benefit Plan and Trust

Notes to Financial Statements

A.      Description of the Plan

The following description of the AZZ incorporated Employee Benefit Plan and Trust (the “Plan”) provides only general information.  The Plan is sponsored by AZZ incorporated (the “Company”).  Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

Effective March 1, 2011, the plan was amended to change to a calendar year end reporting period from a February 28 fiscal year end with a short plan year running from March 1, 2011 to December 31, 2011.

The Plan is a defined contribution plan covering substantially all full-time employees of the Company and its affiliates who have completed ninety days of service and attained 18 years of age.  Eligibility for profit sharing begins after one year of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective August 1, 2009, the Company adopted the Mass Mutual Defined Contribution Prototype Plan and Trust and appointed State Street Trust as trustee of the trust established under the Plan. Plan assets were moved to Mass Mutual effective August 1, 2009.

Effective January 1, 2011, the North American Galvanizing Savings-Investment-Retirement Plan and the NAGLV-Ohio, Inc. Hourly Employees 401(k) Plan were merged into the Plan. This merger saw the transfer of $9,678,269 of assets and 417 participants into the Plan.

Effective June 3, 2011, the trustee of the plan was changed from State Street Trust to Reliance Trust Company.

Contributions

Participants may elect to contribute from 1% to 50% of their eligible compensation, subject to Internal Revenue Service (“IRS”) limitations.  The Company provides discretionary matching contributions equal to a percentage of participant contributions as determined annually by the Company’s Board of Directors.  Additionally, the Company may contribute discretionary profit sharing amounts to the Plan as determined each year by the Company’s Board of Directors.  To be eligible for profit sharing contributions, participants must be actively employed on the last day of the Plan year, must have completed 1,000 hours of service and completed one year of service.

Participants may elect to commence voluntary contributions or modify the amount of voluntary contributions made on the first day of each quarter within the Plan year.

Participants who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the Plan year may make catch-up contributions in accordance with, and subject to the limitations imposed by the Code.

AZZ incorporated Employee Benefit Plan and Trust

Notes to Financial Statements (continued)

Participant Accounts

A separate account is maintained for each participant and is credited with participant contributions, Company contributions, and actual earnings thereon as well as forfeitures of terminated participants’ non-vested accounts.

Forfeited Accounts

Effective March 1, 2011 with amendment 5, forfeited balances of terminated participants’ non-vested accounts are first used to pay plan expenses and any remainder is to be reallocated among the remaining participants in the proportion that each participant’s compensation for the period bears to the total compensation of all participants for the period. Reallocation will be completed the period following in which the forfeiture occurs.

Investment Options

Unless specifically electing not to defer, all employees are automatically enrolled in the plan in accordance with the terms and provisions of the Safe Harbor Amendment. Participants may direct contributions to their account in a variety of investment options, which vary in degree of risk, with the exception of AZZ incorporated common stock for which participants may only hold or sell existing shares.  Participants may change their investment options at any time.  Investments are held by Mass Mutual, the record keeper, funding agent, and a party-in-interest.  Under a trust agreement with the Company, State Street Trust Company is the directed trustee.  The Plan’s assets are invested in accordance with directions provided by the Company.

Vesting

Participant contributions to the Plan plus actual earnings or losses thereon are fully vested at all times.  The participant’s share of matching contributions and profit sharing contributions and earnings and losses thereon which were contributed to the plan prior to March 1, 2008 vest in accordance with the following schedule:

Years of Service	Vesting Percentage

Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

Effective March 1, 2008, the participants of Qualified Automatic Contribution Agreement (“QACA”) matching contributions and earnings and losses thereon vest in accordance with the Safe Harbor provisions and the following schedule:

Years of Service	Vesting Percentage

Less than 2 years	0%
2 years	100%

Profit sharing contributions continue to vest over the five year vesting schedule.

Participants will vest 100% upon attainment of age 65, or in the event of death or disability while employed by the Company.

Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan terms range from one to fifteen (15) years.  The loans are secured by the balance in the participant’s account and bear interest at prime.  Interest rates for 2011 ranged from 3.25% to 9.50%.  Principal and interest are paid ratably through payroll deductions.

Participant Withdrawals

On termination of service, if a participant’s vested benefits are less than $1,000, the benefit is payable in a lump sum.  If the vested benefit is greater than $1,000, the participant may elect to receive either a lump-sum amount or annual installments over a period not to exceed the life expectancy of the participant and the participant’s beneficiary.  Prior to termination of service, a participant may elect to receive all or any portion of their accrued benefit if the participant has participated in the Plan at least five years and is 100% vested.

B.      Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Accordingly, actual results may differ from these estimates.

Investment Valuation

The investments of the Plan are stated at fair value as of the end of the Plan period.

Purchases and sales of securities are recorded on the trade dates.  Gains or losses on sales of securities are calculated using the average cost of the securities sold.  Interest income is recorded on the accrual basis.

AZZ incorporated Employee Benefit Plan and Trust

Notes to Financial Statements (continued)

All investments and uninvested cash were held by Mass Mutual under a trust agreement.  The Plan’s investments are generally subject to market or credit risks customarily associated with debt and equity investments.

Recently Adopted Accounting Guidance

In March 2010, the Plan adopted the guidance issued by the Financial Accounting Standards Board (FASB) on the classification of participant loans on the statement of net assets available for benefits. The guidance requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Adoption of this new guidance did not have a material impact on the Plan’s financial statements.

On March 1, 2010, the Plan adopted guidance issued by the FASB to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance required new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in an active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance required disclosing the gross values in a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance became effective for the Plan on March 1, 2010, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which is effective for the Plan for the reporting period ended December 31, 2011. Other than requiring additional disclosures, the adoption of this new guidance did not have a material impact on the Plan’s financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In May 2011, FASB issued guidance to amend the accounting and disclosure requirements on fair value measurements. The new guidance limits the highest-and-best-use measure only to nonfinancial assets, permits the fair value measurement of certain financial assets and liabilities with offsetting positions in market risks or counterparty credit risks to be measured at a net basis, and provides guidance on whether the applicability of premiums and discounts can be applied in fair value measurement. The new guidance will be effective for the Plan beginning January 1, 2012. Other than requiring additional disclosures, we do not anticipate material impacts on the Plan’s financial statements upon adoption.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest.

Contributions

Participant and employer contributions are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.

Payment of Benefits

Benefits are recorded when paid.

AZZ incorporated Employee Benefit Plan and Trust

Notes to Financial Statements (continued)

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan.  The Company or the Plan pays administrative expenses of the Plan.  Administrative expenses paid by the Plan are properly reflected in the accompanying statements of changes in net assets available for benefits.

Subsequent Events

The Plan evaluated all events or transactions that occurred after December 31, 2011 through the date these financial statements were issued.

C.      Investments

At December 31, 2011 and February 28, 2011, individual investments that represent 5% or more of net assets available for benefits were as follows:

December 31, 2011

MFS Value Fund	$5,416,745
Premier Money Market Fund	6,832,247
American Century Growth Fund	6,387,125
American Funds EuroPacific Growth Fund	4,581,404
PIMCO Total Return Fund	9,665,414
Columbia Mid-Cap Growth Fund	3,442,978
February 28, 2011

MFS Value Fund
Premier Money Market Fund	$6,328,758
American Funds Growth Fund of America	7,293,902
American Funds EuroPacific Growth Fund	5,703,443
PIMCO Total Return Fund	8,543,460
Columbia Mid-Cap Growth Fund	5,723,692

During the 10 month period ended December 31, 2011 and the fiscal year ended February 28, 2011 net realized and unrealized gains (losses) were comprised of the following:

	December 31, 2011	February 28, 2011

Mutual funds	$(4,238,032)	$5,198,324
AZZ incorporated common stock	52,254	189,870

Net realized and unrealized gains (losses)	$(4,185,778)	$5,388,194

AZZ incorporated Employee Benefit Plan and Trust

Notes to Financial Statements (continued)

D. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-tier hierarchy has been established that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels are defined as follows:

- Level 1: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the reporting date.

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3: Unobservable inputs that are not corroborated by market data.

A description of the methodologies used to measure the fair value of assets and liabilities follows. These methodologies were consistently applied to all assets carried as of December 31, 2011 and February 28, 2011. The methodology used to measure each major category of assets and liabilities is as follows:

- Mutual funds: Valued based on quoted market prices of the underlying assets provided by the trustee and are classified within Level 1 of the valuation hierarchy.

- Common stock: Valued at the closing price reported on the active market on which the individual securities are traded and classified within Level 1 of the valuation hierarchy.

- Money market fund: Valued based on the short-term cash component as of the measurement date and classified within Level 1 of the valuation hierarchy.

	Fair Value Measurements at December 31, 2011 Using

	Total Carrying Value as of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Stock	$696,466	$696,466
Bond Fund	2,306	2,306
Growth Funds	14,391,507	14,391,507
Income Funds	44,204	44,204
Indexed Equity Funds	2,159,845	2,159,845
Total Return Funds	9,665,414	9,665,414
Target Date Funds	14,705,724	14,705,724
Money Market Funds	6,832,247	6,832,247
Value Fund	5,416,745	5,416,745

Total Investment at Fair Value	$53,914,458	$53,914,458

	Fair Value Measurements at February 28, 2011 Using

	Total Carrying Value as of February 28, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Stock	$676,519	$676,519
Bond Fund	2,209	2,209
Growth Funds	16,738,746	16,738,746
Income Funds	67,743	67,743
Indexed Equity Funds	2,283,562	2,283,562
Total Return Funds	8,751,073	8,751,073
Target Date Funds	14,693,712	14,693,712
Money Market Funds	6,347,398	6,347,398
Value Fund	5,723,692	5,723,692

Total Investment at Fair Value	$55,284,654	$55,284,654

E.      Forfeited Accounts

At December 31, 2011, net assets available for benefits include approximately $17,272 of unallocated forfeitures. Unallocated forfeiture amounts at December 31, 2011 will be appropriately allocated during the 2012 Plan year. $224,254 of unallocated forfeiture amounts at February 28, 2011 were allocated during the current period.

F.      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

G.      Income Tax Status

In January 2012, the Plan received a determination letter from the IRS stating that the Plan as adopted is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation.

Effective March 1, 2008, the Plan was amended to become a safe-harbor Qualified Automatic Contribution Arrangement (“QACA”), pursuant to Section 401(k)(13) of the Code, as added by the Pension Protection Act of 2006. As required by section 401(k) of the Code, the Plan provides that employees may not receive a distribution of their employee deferral contributions while actively employed by AZZ, unless they have attained age 59½, or have experienced a financial hardship.

GAAP requires Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and February 28, 2011, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) and believes that with the correction of the operational issue in accordance with Internal Revenue Service guidance,

AZZ incorporated Employee Benefit Plan and Trust

Notes to Financial Statements (continued)

the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

H.      Plan Amendments

Effective March 1, 2008, the Plan was amended to become a safe-harbor Qualified Automatic Contribution Arrangement (“QACA”), pursuant to Section 401(k)(13) of the Code, as added by the Pension Protection Act of 2006.

Effective May 1, 2010, Adoption Agreement section 10-1 of the Plan was amended to restrict in-service distributions of employer discretionary funds only after the employee has been employed by the employer for five (5) years.

Effective June 1, 2010, Loan Policy section B-8 of the Plan was amended to permit participant loan refinancing.

Effective January 1, 2011, Adoption Agreement section A-15 of the Plan was amended to merge the North American Galvanizing Savings-Investment-Retirement Plan and the NAGLV-Ohio, Inc. Hourly Employees 401(k) Plan into the Plan.

Effective March 1, 2010, Section IA2-6(d)(1)(ii) of the Plan was amended to change the period for determining the QACA matching contribution from Plan Year to payroll period.

Effective March 1, 2011, the plan was amended to change to a calendar year end reporting period from a February 28 fiscal year end with a short plan year running from March 1, 2011 to December 31, 2011. It also amended forfeiture use to reduce plan expenses. Any remaining forfeitures will be available for allocation.

Effective March 1, 2011, the Administrative Services Agreement was amended to allow the Plan Administrator to provide the Transfer Agent with a listing of the name, address and equivalent shares attributable to each Participant on the record date. The Transfer Agent will provide participants with the Proxy materials and collect and tabulate the votes and report the tabulation to the Trustee/Custodian.

AZZ incorporated Employee Benefit Plan and Trust

Schedule of Assets (Held at End of Year)

December 31, 2011

Plan: 001

EIN: 75-0948250

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

*	Columbia Acorn Fund	Mid Cap Growth Fund	**	$ 3,422,978
*	MFS Investment Management	Value Fund	**	5,416,745
*	MFS Investment Management	Bond Fund	**	2,306
*	T. Rowe Price	Income Fund	**	44,204
*	T. Rowe Price	Retirement 2005 Fund	**	53,115
*	T. Rowe Price	Retirement 2015 Fund	**	2,006,006
*	T. Rowe Price	Retirement 2025 Fund	**	2,038,222
*	T. Rowe Price	Retirement 2035 Fund	**	1,083,201
*	T. Rowe Price	Retirement 2010 Fund	**	1,273,135
*	Babson Capital	Premier Money Market Fund	**	6,832,247
*	T. Rowe Price	Retirement 2045 Fund	**	888,405
*	T. Rowe Price	Retirement 2055 Fund	**	138,114
*	American Funds	EuroPacific Growth Fund	**	4,581,404
*	T. Rowe Price	Retirement 2020 Fund	**	1,775,871
*	T. Rowe Price	Retirement 2050 Fund	**	956,048
*	T. Rowe Price	Retirement 2030 Fund	**	2,775,823
*	T. Rowe Price	Retirement 2040 Fund	**	1,717,784
*	PIMCO	Total Return Fund	**	9,665,414
*	Northern Tr Select (MF-X)	Indexed Equity Fund	**	2,159,845
*	American Century Growth Fund	Growth Fund	**	6,387,125
*	AZZ incorporated	AZZ incorporated common stock	**	696,466
	Participant Loans	Interest rates ranging from 3.25% to 9.5%	-0-	2,713,788
				$ 56,628,246

*	Represents a party-in-interest to the Plan.
**	Cost omitted for participant directed investments.